UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2024

MUSIC LICENSING, INC.

(Exact name of Registrant as specified in its charter)

Commission File Number: _______________

Nevada	32-0769697
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203 Naples Florida	34105
(Address of principal executive offices)	(Zip Code)

(833) 227-7683

Registrant’s telephone number, including area code

Common Stock, $0.000000000001 par value

(Title of each class of securities issued pursuant to Regulation A)

In this semiannual report, the terms “Music Licensing, Inc.,” “we,” “us,” “our,” or “the Company” refer to Music Licensing, Inc., a Nevada corporation and its subsidiaries.

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms, or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict, and no representation, guarantee, or warranty is to be inferred from those forward-looking statements.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Music Licensing, Inc. (“we,” “us,” “our,” or “the Company”) is a Nevada-based corporation operating as a for-profit public performance rights organization (PRO). We represent a diverse catalog of approximately 2.5 million musical works, primarily sourced from songwriters, composers, and publishers affiliated with our CEO, Jake P. Noch. Our core business revolves around the collection of license fees, which we distribute as royalties to our affiliates.

The performance rights market in the United States is dominated by a few key players, including Broadcast Music, Inc. (BMI), the American Society of Composers, Authors, and Publishers (ASCAP), SESAC, and Global Music Rights, LLC. Music Licensing, Inc., through its subsidiary, Pro Music Rights, Inc., commands an estimated 7.4% market share in this highly competitive landscape, giving us a significant foothold.

Company Overview

Our company was founded on the principle of democratizing access to public performance rights for a broader range of songwriters and composers. Unlike traditional PROs, which often require complex and lengthy negotiations, we have streamlined the licensing process, making it more accessible and transparent. This approach has enabled us to attract a substantial number of affiliates and secure a diverse range of licensing agreements.

In recent years, the music industry has undergone significant changes due to the rise of digital streaming services, social media platforms, and other new media. These shifts have altered how music is consumed and monetized. Music Licensing, Inc. has strategically positioned itself to capitalize on these trends by focusing on digital rights and forming partnerships with key players in the tech industry.

Market Dynamics

The performance rights industry is characterized by a mix of stability and volatility. On the one hand, the consistent demand for public performance rights provides a reliable source of revenue. On the other hand, shifts in consumer behavior, technological advancements, and regulatory changes can introduce significant unpredictability.

The growing dominance of streaming services and the decline of traditional media have reshaped the landscape. As consumers increasingly turn to platforms like Spotify, Apple Music, and TikTok for their music needs, the importance of digital rights has grown. Music Licensing, Inc. has proactively adapted to these changes by securing licensing agreements with major digital platforms. This has allowed us to maintain and even grow our market share despite the ongoing industry transformation.

Recent Developments

In early 2024, Music Licensing, Inc. undertook a significant corporate restructuring to optimize shareholder value and strengthen our financial position. The most notable action was a 1-for-500,000 reverse stock split, which took effect on May 20, 2024. This reverse split was part of a broader strategy aimed at consolidating shares and theoretically increasing the per-share price to attract institutional investors and comply with market requirements.

Reverse Stock Split and Its Implications

The reverse stock split reduced the number of shares outstanding while maintaining the overall market capitalization. The intended effect was to boost the stock price to a level more appealing to institutional investors, who often have minimum price requirements for the stocks they consider. However, despite the initial post-split price adjustment, our share price has faced significant downward pressure in the subsequent months. Several factors have contributed to this decline, including market volatility, investor uncertainty regarding our restructuring efforts, and broader economic conditions.

The reverse split also had the effect of concentrating ownership among existing shareholders. While this can enhance control and reduce the administrative burden associated with a large shareholder base, it also increases the volatility of our stock, as a smaller number of trades can have a more significant impact on the share price.

Share Buyback Program

In conjunction with the reverse stock split, we have been exploring a share buyback program as a means of further consolidating our outstanding shares. The goal of this buyback program is to return value to shareholders, enhance earnings per share, and provide a buffer against potential share price declines. However, our efforts to implement this program have been hampered by difficulties in securing a broker-dealer, investment bank, or financial institution willing to engage in the buyback. This has introduced a degree of uncertainty regarding our ability to execute the buyback plan fully.

Despite these challenges, we remain committed to the buyback program as a strategic initiative. We believe that, if successfully implemented, it could provide significant long-term benefits to our shareholders by stabilizing the share price and improving market perception. However, we must also acknowledge the risk that we may be unable to find a willing participant, which could delay or prevent the implementation of the program.

Exploration of New Ventures

Beyond the immediate financial strategies, we have been exploring the potential acquisition or formation of a New Zealand Financial Service Provider firm, which would serve as New Zealand’s equivalent of a broker-dealer firm. Additionally, we are considering the formation of a broker-dealer firm in the Bahamas to facilitate proprietary trading. These initiatives are still in their early stages, and we do not anticipate that they will significantly alter our current operations. Instead, they are intended to diversify our business model and expand our subsidiary network, providing new avenues for revenue generation and growth.

These explorations are part of our broader strategy to transition into a diversified holding company, as authorized by the board resolution earlier in 2024. By diversifying our operations and revenue streams, we aim to mitigate the risks associated with our core business and position the company for long-term growth and stability.

Use of 3(a)(10) Exemption

During the reporting period, Music Licensing, Inc. made use of the 3(a)(10) exemption in connection with a settlement agreement approved by the Twentieth Judicial Circuit Court in Collier County, Florida. This exemption allowed us to issue unrestricted shares to Jake P. Noch Family Office LLC, despite its affiliate status, by having court approval to bypass the usual restrictions imposed by Rule 144 for affiliates. Due to the court approval as outlined in the Final Order, the 3(a)(10) exemption applies directly to the shares and does not need to rely on any other exemption. The exemption was utilized as part of Mr. Noch’s employment agreement and was recently also employed by Mr. Noch and his affiliated entities voluntarily to replace shares initially sold under Regulation A+ Tier II by Jake P. Noch Family Office, LLC. This replacement led to a reduction in the convertible note payable balance and the 3(a)(10) exemption being applied retrospectively to previous transactions based on the court’s approval to do so.

Details of the 3(a)(10) Arrangement

The 3(a)(10) arrangement includes an annual allocation of $12,000,000 USD to Mr. Noch and his affiliated entities. This amount encompasses not only the realized proceeds from the sale of shares but also covers external costs such as commissions, custody fees, asset management fees, and other previously unrealized amounts. Additionally, it includes reimbursements for expenditures that Mr. Noch or his affiliated entities have made on behalf of Music Licensing, Inc.

The settlement agreement is structured to ensure that these financial objectives are met through the issuance of shares, with provisions for issuing additional shares if required to meet the financial target. This arrangement has been carefully designed to manage our equity structure efficiently, reduce dilution, and provide necessary compensation to key stakeholders, including Jake P. Noch Family Office LLC. At the same time, we have ensured full compliance with the legal framework governing the 3(a)(10) exemption, safeguarding the interests of all parties involved.

Impact on Equity Structure and Shareholder Value

The use of the 3(a)(10) exemption has provided us with a valuable tool for managing our equity structure. By issuing shares as part of the settlement agreement, we have been able to reduce our outstanding liabilities while simultaneously compensating key stakeholders. However, it is important to recognize that this approach also carries risks, particularly in terms of potential dilution for existing shareholders.

To mitigate these risks, we have carefully monitored the issuance of shares under the 3(a)(10) arrangement to ensure that it aligns with our broader strategic objectives. This includes maintaining a balance between reducing our liabilities and preserving shareholder value. While the arrangement has been effective in managing our financial obligations, we remain mindful of the need to minimize dilution and protect the interests of our shareholders.

Item 2. Risk Factors

Music Licensing, Inc. faces a variety of risks that could materially impact our financial condition, operations, and overall business prospects. These risks include, but are not limited to, liquidity risks, market risks, operational risks, and legal risks.

Liquidity Risk

Our ability to continue operations is heavily dependent on our capacity to collect outstanding accounts receivable and secure new revenue streams. As of June 30, 2024, we had significant accounts receivable balances, with a large portion offset by allowances for doubtful accounts. Specifically, for Q1 2024, the allowance for doubtful accounts totaled $1,120,237,941, while for Q2 2024, the allowance for doubtful accounts totaled $56,380,568

Liquidity risk is further exacerbated by the challenges we have faced in securing a stable custodian and execution firm related to the court-approved 3(a)(10) arrangement. Should our current support from Mr. Noch and his affiliated entities cease, it would likely result in significant financial strain on the company, potentially leading to insolvency.

Market Risk

The reverse stock split, while intended to attract institutional investors and improve market perception, may not achieve its desired effect. The subsequent decline in share price following the reverse split has introduced additional market risks, including the potential for increased volatility and difficulty in raising capital.

Market risk is also influenced by broader economic conditions, which can impact investor sentiment and the overall performance of our stock. As we continue to explore new business ventures and transition to a diversified holding company, we must navigate these market risks carefully to ensure the stability and growth of our business.

Operational Risk

Our transition to a diversified holding company presents significant operational challenges. This includes the integration of new business ventures, the potential for disruptions to existing operations, and the need for substantial capital investment. The success of this transition is uncertain, and there is a risk that it may not yield the expected financial benefits.

Operational risk is further compounded by our reliance on a small number of large customers for a significant portion of our revenue. The loss of one or more key clients could have a disproportionate impact on our financial performance, exacerbating our existing challenges and threatening the viability of our business.

Legal Risk

We are currently involved in ongoing legal proceedings related to collections, which could result in significant legal expenses and impact our financial position. The outcome of these proceedings is uncertain, and adverse rulings could materially affect our operations.

Additionally, the legal risks associated with our use of the 3(a)(10) exemption and other financial strategies must be carefully managed to ensure full compliance with applicable laws and regulations. Any failure to comply with these legal requirements could result in penalties, fines, or other legal consequences that could further strain our financial resources and harm our reputation.

Risk Related to Management - Dyslexia, Dysgraphia, Dyscalculia, and Attention Deficit Disorder of Our CEO & Chairman

Our CEO and Chairman, Mr. Jake P. Noch, has been diagnosed with dyslexia, dysgraphia, dyscalculia, and Attention Deficit Disorder (ADD). Dyslexia is a learning disorder that can affect reading, writing, and spelling abilities. Dysgraphia is a condition that impairs an individual’s writing skills, including issues with grammar, punctuation, and organization. Dyscalculia is a mathematical learning disability that can impact an individual’s ability to understand and process numerical information. ADD is a neurodevelopmental disorder characterized by difficulties in focusing, organizing, and completing tasks.

These conditions may pose potential risks to our company’s regulatory compliance and overall performance, as they could result in unforeseen errors or misunderstandings related to our financial reporting, disclosure requirements, and other compliance obligations. Although we have implemented measures to mitigate these risks, such as assigning additional personnel to review and verify our compliance-related documentation and providing Mr. Noch with appropriate accommodations and support, there can be no assurance that these measures will be sufficient to prevent errors or omissions caused by these disabilities.

In the event that our CEO and Chairman’s disabilities result in non-compliance with applicable laws, regulations, or reporting requirements, our company could face regulatory actions, fines, penalties, or other negative consequences, which could have a material adverse effect on our business, financial condition, and results of operations.

Risk of Dilution

Music Licensing Inc. acknowledges that current and potential investors face significant uncertainty related to the risk of dilution. Dilution represents a reduction in the ownership percentage of a shareholding due to the issuance of more shares. For investors in Music Licensing Inc., dilution may occur through various corporate actions, including but not limited to the issuance of additional shares to raise capital, the exercise of convertible securities, and the execution of stock-based compensation plans or by corporate action of a reverse stock split. As Music Licensing Inc. continues to grow and require more capital to fund our operations, expansions, and potential acquisitions, the company may decide to issue additional shares, thereby diluting the ownership interests of our current shareholders.

The issuance of a substantial number of additional shares could severely dilute the interests of existing shareholders. Moreover, the dilution may result in a significant reduction in the per-share value of Music Licensing Inc., which could adversely affect the market price of our shares. Potential investors should be aware that if they invest in our company, their ownership interest could be diluted in the future due to the issuance of additional shares, which is a common practice for companies seeking to grow and expand their operations.

Furthermore, dilution may also result in a loss of influence over corporate matters for existing shareholders. As the number of shares increases, each share represents a smaller ownership percentage of the company, which means that the ability of individual shareholders to influence corporate matters, including the election of directors and approval of significant corporate transactions, could be diminished. This reduction in influence could be particularly concerning for minority shareholders, who may find their voting power significantly reduced as a result of dilution.

Investors should also consider the implications of dilutive issuances on the company’s ability to attract future investments. The perception of an increased risk of dilution may make it more challenging for Music Licensing Inc. to raise additional funds through equity financings since potential investors may be wary of the potential for future dilution of their ownership interests. This perception could limit our flexibility in obtaining additional capital and might compel us to seek alternative financing methods that may not be as favorable to the company.

Risk of Buyback Program

The contemplation of a potential buyback program by Music Licensing Inc. introduces a nuanced risk factor for current and prospective shareholders. Share buyback programs, where a company repurchases its own shares from the marketplace, can signal to the market a self-assessment of undervaluation or a surplus of capital that the company chooses to return to shareholders. However, the implications of such programs are multifaceted and warrant a thorough examination.

Firstly, the announcement of a potential buyback program by Music Licensing Inc. could lead to speculative trading, influencing stock price volatility. Investors might interpret the buyback as a positive indicator of the company’s financial health and future prospects, potentially leading to a short-term increase in stock price. Conversely, skepticism about the motives behind the buyback, such as an attempt to artificially inflate stock prices or earnings per share, could lead to negative market reactions.

Moreover, the execution of a buyback program depends on the company’s financial stability and liquidity. Allocating significant resources to repurchase shares reduces the capital available for other strategic investments or operational needs. This prioritization can be particularly concerning if Music Licensing Inc. faces unforeseen financial challenges or opportunities that require substantial capital outlay. The decision to allocate funds towards a buyback program instead of investment in growth or innovation can be a contentious strategy, potentially stifling long-term value creation.

Another consideration is the impact on shareholder composition. Buyback programs can lead to a concentration of ownership, where remaining shares are held by a smaller group of investors. This concentration can alter the dynamics of shareholder voting, potentially leading to changes in control or influence over corporate decisions. For minority shareholders, this shift could mean reduced influence over corporate governance matters.

Additionally, the timing and scale of the buyback program bear risks. If Music Licensing Inc. initiates a buyback at a time when its stock is perceived to be overvalued, the company risks overpaying for its own shares, leading to a suboptimal use of capital. Conversely, buybacks during undervalued periods can be beneficial for remaining shareholders but might signal to the market a lack of alternative investment opportunities or a defensive posture against takeover attempts.

Investors should consider the various outcomes and implications of Music Licensing Inc.’s potential buyback program. While it can be a sign of strength and shareholder-centric decision-making, the strategic rationale, timing, and execution of such a program are critical factors that can significantly influence investor sentiment and the company’s financial trajectory.

Risk of Misinformation

The risk of misinformation about Music Licensing Inc. stands as a critical concern for the company, its shareholders, and potential investors. In today’s digital age, where information can spread rapidly across various media platforms, the potential for misinformation or inaccuracies to circulate can significantly impact the company’s reputation, stock price, and investor confidence.

Misinformation can originate from multiple sources, including unauthorized or unofficial company announcements, speculative news articles, social media rumors, or misinterpretations of official company statements. Such inaccuracies might pertain to the company’s financial health, strategic initiatives, legal challenges, or changes in leadership. Regardless of the subject matter, misinformation can lead to confusion and distrust among the investor community, potentially causing volatile stock price movements as investors react to unfounded rumors or incorrect data.

For Music Licensing Inc., combating misinformation requires a proactive and transparent communication strategy. However, despite best efforts, completely controlling the narrative in the public domain is challenging. The company’s response to misinformation, including the speed and clarity of communication, can mitigate or exacerbate the situation. Delays in addressing inaccuracies or issuing clarifications can allow misinformation to gain traction, leading to prolonged periods of uncertainty and speculation.

Furthermore, the legal and regulatory implications of misinformation can pose additional risks. For instance, if misinformation leads to significant stock price movements, regulatory bodies may scrutinize the company’s disclosure practices and information control mechanisms. Such investigations, even if they eventually clear the company of any wrongdoing, can be costly, time-consuming, and damaging to the company’s reputation.

The risk of misinformation also affects investor relations. Maintaining investor confidence is paramount for any publicly traded company. Frequent instances of misinformation can erode trust in the company’s management and its ability to accurately communicate its performance and strategic direction. Over time, this erosion of trust can lead to a more skeptical investor base, potentially impacting the company’s ability to raise capital or maintain its stock price stability.

Investors considering a stake in Music Licensing Inc. should be aware of the risk posed by misinformation. They should rely on verified information sources, such as official company releases, SEC filings, and reputable news outlets, when making investment decisions. Meanwhile, Music Licensing Inc. must prioritize accurate, timely, and transparent communication to safeguard against the adverse effects of misinformation on its stakeholder relationships and market performance.

Risk of Liquidity

The risk of liquidity is a critical concern for Music Licensing Inc., as it directly impacts the company’s ability to meet its short-term obligations and sustain operations. Liquidity risk refers to the potential difficulty in converting assets into cash without significant loss in value, which can arise from mismatches in the timing of cash inflows and outflows. For Music Licensing Inc., managing this risk is essential to ensuring operational continuity, financial stability, and investor confidence.

A liquidity shortfall can stem from various scenarios, including delayed receivables, unexpected operational expenses, or a sudden need to settle liabilities. Such situations may force the company to liquidate assets at unfavorable prices or seek external financing under less-than-optimal terms. In extreme cases, inadequate liquidity can lead to operational disruptions, affecting the company’s ability to fulfill its commitments to clients and partners and potentially tarnishing its market reputation.

For Music Licensing Inc., operating within the dynamic and competitive landscape of the music licensing industry, liquidity risk is further magnified by the cyclical nature of revenue streams and the potential for legal disputes over copyright and royalties. These industry-specific challenges require the company to maintain a prudent level of liquid assets and have access to flexible financing options to navigate periods of financial stress.

Risk of Pending Collection Lawsuit

The pending collection efforts that Music Licensing Inc. is currently pursuing represent a significant opportunity but also highlight potential challenges. These efforts, aimed at recovering substantial bad debts, underscore the legal and financial complexities that could influence the company’s operations, financial health, and reputation. While successful collection would significantly improve the company’s cash flow and financial stability, the process also involves risks, including potential legal costs and prolonged litigation. These collection activities, if not managed carefully, could cast a shadow over the company’s business practices and financial stability, potentially impacting stakeholder confidence and investment decisions.

Firstly, the nature of the collection lawsuits suggest that Music Licensing Inc. may be compelled to fulfill substantial monetary claims that could strain its liquidity and financial reserves. Depending on the lawsuits' outcome, the company might secure judgments requiring the payment of the outstanding debts, legal fees, and other related costs. However, these collection efforts can also have adverse effects, as the associated financial outflows could deplete the company’s resources, diverting funds from strategic investments or operational needs, and ultimately affecting its growth prospects and market position.

Moreover, legal disputes of this nature often involve lengthy and complex legal proceedings, which can result in significant legal expenses and divert management’s attention away from core business activities. The uncertainty surrounding the lawsuits’ resolution timeline further complicates strategic planning and operational efficiency, as the company must allocate resources to address the legal challenge while continuing its day-to-day operations.

The lawsuit also carries potential reputational risks for Music Licensing Inc. Public knowledge of the lawsuit, especially if it relates to the company’s core business practices, could harm its reputation among customers, partners, and the broader industry. Negative publicity could erode trust in the company, impacting client relationships and potentially leading to a loss of business opportunities. For a company operating in the music licensing industry, where relationships with artists, publishers, and distribution platforms are crucial, reputational damage could have long-term implications for its competitive edge and market share.

Furthermore, the pending lawsuit may affect Music Licensing Inc.’s relationships with financial institutions and investors. Creditors and investors closely monitor legal risks and their potential impact on a company’s financial position and risk profile. Increased legal risks could lead to more stringent borrowing terms, higher interest rates, or difficulties in accessing capital markets, affecting the company’s ability to finance its operations and growth initiatives effectively.

Item 3. Other Information

There have been no significant changes in our legal proceedings or material contracts during the reporting period. However, we remain actively involved in litigation to recover outstanding receivables and continue to monitor and engage in actions to protect our intellectual property and enforce our contractual rights.

Item 4. Plan of Operation

Strategic Focus for 2024

As we move forward in 2024, our primary focus remains on enhancing our position in the public performance rights industry while executing our transition to a diversified holding company. This transition is not without its challenges, but we believe that it represents a critical step in securing the long-term stability and growth of our business.

Expanding Repertory and Partnerships

One of our key strategic initiatives for 2024 is to aggressively expand our repertory by forming new partnerships with emerging and established songwriters, composers, and publishers. Our goal is to increase the number of musical works in our catalog, thereby strengthening our market position and enhancing our appeal to downstream customers.

To achieve this, we are pursuing a multi-faceted approach that includes targeted outreach to potential partners, leveraging our existing relationships, and offering competitive licensing terms. We believe that by expanding our repertory, we can not only increase our revenue potential but also solidify our reputation as a leading PRO in the industry.

Enhancing Licensing Agreements

In addition to expanding our repertory, we are focused on securing more licensing agreements with downstream customers. Our strategy involves negotiating terms that are favorable to both the company and our clients, with an emphasis on per-location and per-service agreements. This approach is designed to create a steady stream of recurring revenue, which is less susceptible to the fluctuations that have characterized our earnings in the past.

We are also exploring new licensing models that can better align with the evolving needs of our clients, particularly in the digital space. This includes the development of customized licensing solutions for streaming services, social media platforms, and other digital media outlets. By staying ahead of industry trends, we aim to position ourselves as a leader in the rapidly changing landscape of public performance rights.

Improving Collection Efforts

A significant part of our strategy for 2024 involves improving our collection efforts on outstanding accounts receivable. As mentioned earlier, our accounts receivable balances are substantial, and the collection of these funds is critical to our financial health.

To address this, we are implementing more stringent collection policies and exploring the use of third-party collection agencies to recover delinquent accounts. We are also reviewing our internal processes to identify areas where we can improve efficiency and reduce the time it takes to collect receivables. These efforts are essential to stabilizing our cash flow and ensuring that we have the necessary funds to continue operations.

Cost Management and Financial Stability

In light of the financial challenges we face, cost management has become a top priority for Music Licensing, Inc. We are taking a comprehensive approach to reducing operational expenses, with a focus on streamlining our operations without compromising the quality of services we provide to our songwriters, composers, publishers, and downstream customers.

Our cost management efforts include a thorough review of our current expenditures, renegotiation of contracts with vendors, and the implementation of new technologies to improve operational efficiency. We are also exploring additional funding sources, including potential capital raises, to support our operations and strategic initiatives. By maintaining a disciplined approach to cost management, we aim to navigate the current financial challenges while positioning the company for long-term stability.

Diversification and Strategic Growth

As part of our transition to a diversified holding company, we are actively exploring new business opportunities outside the music licensing industry. This may include investments in other sectors or the acquisition of complementary businesses that can provide additional revenue streams.

We believe that diversification is essential to mitigating the risks associated with our core business and ensuring the long-term sustainability of our company. To this end, we are conducting a thorough analysis of potential growth areas, including emerging markets, technology investments, and strategic partnerships. Our leadership team is committed to pursuing opportunities that align with our long-term strategic goals and can be integrated into our existing operations with minimal disruption.

Regulatory Compliance and Governance

Throughout this transition, we are committed to maintaining strict compliance with all applicable laws and regulations. Our officers are working closely with legal and financial advisors to navigate the complexities of this transition and to make any necessary amendments to our articles of incorporation and bylaws.

We recognize that regulatory compliance is not only a legal requirement but also a critical component of our long-term success. By adhering to the highest standards of corporate governance, we aim to build trust with our stakeholders and ensure that our business is conducted in a manner that is ethical, transparent, and accountable.

Risk Management and Future Prospects

The transition to a diversified holding company presents both opportunities and risks. We are cautiously optimistic about our ability to stabilize and grow our business, but we remain mindful of the significant challenges that lie ahead.

Key risks include the potential for continued difficulty in collecting outstanding receivables, challenges associated with securing new partnerships and licensing agreements, and the risks inherent in diversifying into new business areas. The success of our transition will depend on our ability to effectively manage these risks and capitalize on new business opportunities.

In addition to our risk management efforts, we are also focused on building a strong foundation for future growth. This includes investing in our core business, expanding our market presence, and exploring new revenue streams. While we acknowledge the uncertainties of the current market environment, we believe that our strategic initiatives will position us for long-term success.

Music Licensing, Inc. is at a pivotal point in its development. While we face substantial challenges, we also have significant opportunities for growth and diversification. Our leadership is focused on executing our strategic plan and is committed to making the necessary adjustments to ensure our continued success in a rapidly changing industry.

Item 5. Liquidity and Capital Resources

As of June 30, 2024, we had a cash balance of $10,375. Our operations have been primarily funded through a combination of revenue from business activities and capital infusions from Jake P. Noch and his affiliated entities. Mr. Noch has continued to provide capital to support the company under the reimbursements clause within the court-approved 3(a)(10) arrangement.

Current Financial Position

Our current financial position reflects the ongoing challenges we face in managing our liquidity. While we have generated revenue from our business activities, these funds have not been sufficient to cover all of our operating expenses, leading to a reliance on external capital infusions.

One of the most significant challenges we face is the management of our accounts receivable. As of June 30, 2024, our accounts receivable balance was substantial, with a large portion offset by allowances for uncollectible accounts. The timely collection of these receivables is critical to our ability to maintain operations and pursue our strategic initiatives.

Capital Infusions from Mr. Noch

Over the past several years, Mr. Noch and his affiliated entities have provided significant capital support to the company. This support has been essential in maintaining our operations and funding our strategic initiatives. However, there is no guarantee that this support will continue indefinitely.

Mr. Noch has notified the company that he and his affiliated entities have encountered significant challenges in finding a stable custodian and execution firm related to the court-approved 3(a)(10) arrangement. Should his support cease, it would likely result in significant financial strain on the company, potentially leading to insolvency.

Exploration of Financing Options

In light of these challenges, we are actively exploring other financing options, including both equity and debt financing. Our ability to secure additional capital is contingent on several factors, including market conditions, investor interest, and our financial performance.

We are also exploring alternative funding sources, such as strategic partnerships, joint ventures, and potential asset sales. However, these options may not provide the immediate liquidity we need to address our current financial challenges.

Risks Associated with Financing

Any new equity or debt financing may dilute existing shareholders or introduce new obligations. If we are unable to obtain necessary funding on favorable terms, or at all, our ability to continue operations and pursue growth opportunities could be severely impacted.

In addition to the risks associated with securing new financing, we also face risks related to the efficiency and effectiveness of our collection processes. Failure to collect outstanding receivables could result in a cash flow shortfall, impairing our ability to meet our financial obligations, pay our employees, and continue our operations.

Item 6. Financial Statements

MUSIC LICENSING, INC.
INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Three Months Period ended
March 31, 2024

Music Licensing, Inc.

Interim Financial Statements (Unaudited)
For the three months ended March 31, 2024
Index to Reviewed Financial Statements

INDEPENDENT ACCOUNTANT REVIEW REPORT

July 09, 2024

The Board of Directors

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of March 31, 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT’S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet Statement (Unaudited)

As of March 31, 2024

March 2024
ASSETS
Current Assets
Bank Balance	1,395
Accounts Receivables	1,158,100,319
Allowance for Doubtful Account	(1,120,237,941)
Total Current Assets	37,863,773
Intangible Assets
Royalties, Copy Rights and Domain Names	284,635
Goodwill	3,550,601
Total Fixed Assets	3,835,236
TOTAL ASSETS	41,699,009
LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	405,769
Sales tax payable	4,535
Total Current Liabilities	410,304
Non-Current Liabilities
Convertible Notes Payable	14,921,204
Total Non-Current Liabilities	14,921,204
Total Liabilities	15,331,508
Equity
Common Shares	-
Preferred Shares	-
Additional Paid-In Capital	18,708,467
Retained Earnings (Deficit)	7,659,033
Total Equity	26,367,501
TOTAL LIABILITIES AND EQUITY	41,699,009

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement (Unaudited)

For the three months period ended March 31, 2024

March 2024
Revenues
Services	105,969,348
Total Revenues	105,969,348
Less Operating Expenses
Wages and Salaries	3,000,000
Board of Directors Fees	28,456
Legal and Accounting Services	150,737
Professional Fees	6,127
Advertising and Promotion	9,734
Dues and Subscriptions	9,144
Taxes and Licenses	15,657
General and Administrative	1,025
Bad Debt Expense	126,719,136
Total Operating Expenses	(129,940,015)
Non-Operating Income	6,346
Non-Operating Expenses	(59,030)
Net Income (Loss)	(24,023,352)

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Changes in Equity (Unaudited)

For the three months period ended March 31, 2024

	Common Stock		Preferred Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance – January 1, 2024	802,635,215	802,635	1	-	17,095,119	31,682,385	49,580,139
Common Shares Issuance – as of March 31, 2024	13,697,364,784	-	-	-	810,713	-	50,390,852
Correction of Par Value of Common Stock	-	(802,635)	-	-	802,635	-	50,390,852
Net Income (Loss) as of – March 31, 2024	-	-	-	-	-	(24,023,352)	26,367,501
Balance - March 31, 2024	14,499,999,999	-	1	-	18,708,467	7,659,033	26,367,501

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Cash Flow (Unaudited)

For the three months period ended March 31, 2023

March 2024
OPERATING ACTIVITIES
Net Income (Loss)	(24,023,352)
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	2,612,679
Change in Receivables	(105,925,010)
Bad Debt Expense	126,605,449
Net cash used by operating activities	(730,233)
INVESTING ACTIVITIES
Investment in Royalties	(79,500)
Net cash provided by Investing activities	(79,500)
FINANCING ACTIVITIES
Additional Paid-In Capital - Issuance of Common Stock	810,713
Net cash provided by financing activities	810,713
NET CASH INCREASE (DECREASE) FOR PERIOD	980
Cash at the beginning of the period	415
CASH AT END OF PERIOD	1,395

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

1. DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On November 30, 2024 the company has changed its par value of common shares from $0.001 per share into $0.000000000001 per share.

As of March 31, 2024, the Company has adjusted the total authorized shares to 14,500,000,000, including 37,904,484 Restricted and 14,462,095,515 Non-Restricted.

Resolution to Change Business Purpose “On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Resolution Summary: The Board of Directors of Music Licensing, Inc., has passed a unanimous resolution authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024.”

Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, and royalty interest in Listerine Antiseptic.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2.	Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.	Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

2.4.	Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three- tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs based on the Company’s own assumption.

2.5.	Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of March 31, 2023.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

●	Royalty Stakes $239,500

2.6.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7.	Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

There are no Deferred tax assets and liabilities to be recognized for the current period.

3. ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed- upon terms. The company generally does not require any security or collateral to support its receivables.

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

The Management decided to increase the last year provision to be 97% of the receivables balance which accumulated the balance to $1,020,610,050 as of December 31, 2023 and to take $99,741,578 as provision for the current period receivable,which accumulate the allowance for doubtful accounts to $1,120,237,941 as of March 31, 2024.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

4. SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855, The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

With reference to the note number (5) Stockholders Equity, the company returned 11,998,249,800 of 3(a)(10) designated common stock shares on April 01, 2024. The current total of outstanding common stock at that date is 3,001,750,199.

5. STOCKHOLDER’S EQUITY

5.1	The company is authorized to issue 14,500,000,000 common stock shares with 14,499,999,999 outstanding on March 31, 2024 at 0.000000000001 par value and 1 Preferred J stock.

5.2	Preferred J Class Shares

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to create a new class of shares known as “Preferred J Class” shares. These shares were established to enhance strategic decision-making and safeguard the long-term interests of the company. The key characteristics of the Preferred J Class shares are as follows:

5.2.1	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

5.2.2	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

5.2.3	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

5.2.4	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

The company issued one Preferred J Class share during the reporting period. No payment was made for this share, and it was issued solely for the purpose of establishing control as outlined above. The Preferred J Class share has no financial rights, such as rights to dividends or liquidation preferences, and is limited only to voting rights. As such, there has been no impact on the company’s financial position due to the issuance of this share, other than the changes in voting control.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

5.3	Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

5.4	Details of 3(a)(10) Agreement for Executive Compensation and Severance Package

During the prior period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

5.5	Payments on Convertible Note Funded through a 3(a)(10) Agreement

“During the current reporting period, the Company commenced payments toward a convertible note that was issued under the provisions of a 3(a)(10) exemption agreement. The convertible note was originally issued as part of a strategic initiative to finance the company’s ongoing operations and expansion.”

The continued management of this liability is crucial for maintaining the Company’s financial stability and supporting strategic growth initiatives. Detailed information regarding the terms of the convertible note and its potential impact on our financial position and performance will be further represented in the sections concerning “Debt Obligations”, “Equity”, and “Cash Flows” of our financial statements

6. ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

6.1	As of March 31, 2024, Music Licensing Inc. has reported an accounts payable balance of $405,769. which includes charges for legal and professional services. However, it’s important to note that a portion of these charges is currently under dispute.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

The management of Music Licensing Inc. is actively engaged in discussions with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

Any significant developments or resolutions post the reporting period will be disclosed in subsequent financial statements as per the applicable accounting standards.

7.	BUSINESS LICENSE AGREEMENTS

7.1	The Company has signed Business License Agreements with 617 Customers as of March 31, 2024 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. The amount invoiced within the quarter ended March 31, 2024, is $105,969,348

7.2	Legal Proceedings: During the previous quarter, the Company initiated legal actions against various customers for non-compliance with contractual obligations. As of the current reporting period, significant advancements have been made in these legal cases. We have formally commenced litigation as previously disclosed, and are anticipating judgments on the initial group of cases in the near term. The outcomes of these proceedings are expected to impact the Company’s financial position and results of operations, potentially resulting in the recovery of significant receivables previously written off as bad debts or allowance for doubtful accounts. The Company continues to vigorously pursue all legal avenues to enforce compliance and recover amounts owed.

8. COMMITMENTS AND CONTINGENCIES

8.1	Board Compensation

During the quarter ended March 31, 2024, the company paid a bonus of $28,456 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item “Director’s Fees” under administrative expenses in our consolidated Income Statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended March 31, 2024

8.2	3(a)(10) Agreement Obligation

At the beginning of the quarter ended March 31, 2024, the balance of the 3(a)(10) agreement obligation was $12,313,611. During the quarter, the obligation increased by $2,607,593, resulting in an ending balance of $14,921,204. This increase comprised total additional expenditures of $3,294,539, offset by payments of $686,949 towards the obligation.

Furthermore, a significant consideration not included in the statement balance are the remainder of the 2024 executive salary, valued at $9,000,000, bringing the total 3(a)(10) obligation at the end of the quarter amounts to $23,921,204.

8.3	Severance Package Obligation

The Company has entered into an employment agreement with its CEO, Jake P. Noch, which includes a severance package clause. According to the terms of this agreement, the Company is obligated to pay a cash severance package of $18,000,000 in the event of the CEO’s departure, regardless of the reason for departure. This obligation is recognized as a contingent liability and will be recognized as an expense in the period in which it becomes probable that the CEO will depart and the amount becomes reasonably estimable.

As of March 31, 2024, the Company has not recorded a liability related to this severance package obligation, as the triggering event for the payment has not occurred and the departure of the CEO is not deemed probable. Management will continue to evaluate this obligation at each reporting period and recognize the liability and related expense when the conditions for recognition under GAAP are met.

This disclosure is made in accordance with ASC 450, Contingencies, which requires that contingent liabilities be disclosed when there is at least a reasonable possibility that a loss may be incurred.

9. ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
ASSETS
Current Assets
Cash at Bank	40,994	424	373	415	1,395
Accounts Receivable	758,647,490	851,913,042	950,033,004	1,052,175,309	1,158,100,319
Allowance for Doubtful Account	(718,988,014)	(806,479,012)	(897,959,738)	(993,632,492)	(1,120,237,941)
Total Current Assets	39,700,470	45,434,455	52,073,639	58,543,232	37,863,773
Non-Current Assets
Copy Rights and Domain Names	45,135	45,135	45,135	205,135	284,635
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,595,736	3,595,736	3,755,737	3,835,236
TOTAL ASSETS	43,296,206	49,030,191	55,669,376	62,298,968	41,699,009

LIABILITIES AND EQUITY
Current Liabilities
Accounts Payables	404,954	360,332	390,332	405,769	405,769
Sales Tax Payable	4,535	4,535	4,535	4,535	4,535
Total Current Liabilities	409,489	364,867	394,867	410,304	410,304
Non-Current Liabilities
Convertible Notes Payable	-	-	12,051,015	12,308,525	14,921,204
Total Non-Current Liabilities	-	-	12,051,015	12,308,525	14,921,204
TOTAL LIABILITIES	409,489	364,867	12,445,882	12,718,829	15,331,508
Equity
Common Shares	3,566,945	3,566,945	3,566,945	802,635	-
Preferred Shares	-	-	-	-	-
Additional Paid-In Capital	14,290,034	14,331,295	14,331,295	17,095,119	18,708,467
Retained Earnings (Deficit)	25,029,738	30,767,083	25,325,253	31,682,385	7,659,033
TOTAL EQUITY	42,886,717	48,665,324	43,223,494	49,580,139	26,367,501
TOTAL LIABILITIES AND EQUITY	43,296,206	49,030,191	55,669,376	62,298,968	41,699,009

10. ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2023 (UNAUDITED)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Revenues
Sales	758,721,192	93,279,443	98,120,936	102,153,018	105,969,348
Total Revenues	758,721,192	93,279,443	98,120,936	102,153,018	105,969,348

Operating and Administrative Expenses
Accounting and Legal Fees	350,692	35,178	64,361	92,548	150,737
Wages and Salaries	-	-	12,000,000	-	3,000,000
Professional Fees	-	7,028	-	5,937	6,127
Advertising and Promotion	-	-	-	4,281	9,734
Dues and Subscriptions	-	-	-	688	9,144
Office and Utilities Expenses	1,747	8,896	17,680	4,676	1,025
Board of Directors Fees	-	-	-	15,000	28,456
Bad Debt Expense	718,988,014	87,490,998	91,480,726	95,672,755	126,719,136
Taxes and Licenses	-	-	-	-	15,657
Total Operating and Admin. Expenses	719,340,453	87,542,100	103,562,767	95,795,885	129,940,015

Non-Operating Income	-	2	-	1	6,346
Non-Operating Expenses	-	-	-	-	59,030
Total Non-Operating Income	-	2	-	1	(52,684)

NET INCOME (LOSS)	39,380,740	5,737,346	(5,441,830)	6,357,132	(24,023,352)

MUSIC LICENSING, INC.

INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Three Months Period ended

June 30, 2024

Music Licensing, Inc.

Interim Financial Statements (Unaudited)

For the three months ended June 30, 2024

INDEPENDENT ACCOUNTANT REVIEW REPORT

August 19, 2024

The Board of Directors

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of June 30, 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT’S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet Statement (Unaudited)

As of June 30, 2024

June 2024
ASSETS
Current Assets
Bank Balance	10,375
Accounts Receivables	71,542,512
Allowance for Doubtful Account	(56,380,568)
Total Current Assets	15,172,319
Intangible Assets
Royalties, Copy Rights and Domain Names	329,635
Goodwill	3,550,601
Total Intangible Assets	3,880,236
TOTAL ASSETS	19,052,555
LIABILITIES AND EQUITY
Liabilities	-
Current Liabilities
Accounts payable	499,614
Sales tax payable	4,535
Total Current Liabilities	504,149
Non-Current Liabilities
Convertible Notes Payable	17,315,296
Total Non-Current Liabilities	17,315,296
Total Liabilities	17,819,444
Equity
Common Shares	-
Preferred Shares	-
Additional Paid-In Capital	18,708,467
Retained Earnings (Deficit)	(17,475,356)
Total Equity	1,233,111
TOTAL LIABILITIES AND EQUITY	19,052,555

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement (Unaudited)

For the three months period ended June 30, 2024

June 2024
Revenues
Services	7,318,842
Total Revenues	7,318,842
Less Operating Expenses
Wages and Salaries	3,000,000
Board of Directors Fees	10,000
Legal and Accounting Services	215,096
Professional Fees	12,800
Advertising and Promotion	4,421
Dues and Subscriptions	19,306
Taxes and Licenses	794
General and Administrative	1,385
Bad Debt Expense	29,124,222
Total Operating Expenses	(32,388,024)
Operating Income (Loss)	(25,069,181)
Non-Operating Expenses	(65,208)
Net Income (Loss)	(25,134,389)

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Changes in Equity (Unaudited)

For the three months period ended June 30, 2024

	Common Stock		Preferred Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total

Balance - April 11, 2024	14,499,999,999	-	1	-	18,708,467	7,659,033	26,367,501
Reverse of Issued Stock	(11,998,249,800)	-	-	-	-	-	26,367,501
Common Shares Issuance – as of June 12, 2024	495,249,801	-	-	-	-	-	26,367,501
Reverse Split of Authorized Shares 500,000:1	(2,996,994,006)	-	-	-	-	-	26,367,501
Common Shares Issuance – After June 12 and before June 30, 2024	19,999,995
Net Income (Loss) as of – March 31, 2024	-	-	-	-	-	(25,134,389)	1,233,112
Balance - June 30, 2024	20,005,989	-	1	-	18,708,467	(17,475,356)	1,233,112

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Cash Flow (Unaudited)

For the three months period ended June 30, 2024

June 2024
OPERATING ACTIVITIES

Net Income (Loss)	(25,134,389)
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	2,487,936
Change in Receivables	1,086,557,807
Write-off Accounts Receivables	(1,092,932,750.61)
Bad Debt Expense	29,124,222

Net cash used by operating activities	102,825

INVESTING ACTIVITIES
Investment in Royalties	(93,845)
Net cash provided by Investing activities	(93,845)
FINANCING ACTIVITIES
Additional Paid-In Capital - Issuance of Common Stock	-
Net cash provided by financing activities	-
NET CASH INCREASE (DECREASE) FOR PERIOD	8,980
Cash at the beginning of the period	1,395
CASH AT END OF PERIOD	10,375

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

1. DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO. Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On November 30, 2024 the company has changed its par value of common shares from $0.001 per share into $0.000000000001 per share.

As of March 31, 2024, the Company has adjusted the total authorized shares to 14,500,000,000, including 37,904,484 Restricted and 14,462,095,515 Non-Restricted.

Resolution to Change Business Purpose “On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

Resolution Summary: The Board of Directors of Music Licensing, Inc., has passed a unanimous resolution authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024.

Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, and royalty interest in Listerine Antiseptic.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

2.4. Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three- tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs based on the Company’s own assumption.

2.5. Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of March 31, 2023.

On February 21, 2024, the Company completed the purchase of a portion of the royalty interest in Listerine “Mouthwash” Antiseptic for a total consideration of $79,500. This transaction forms part of our strategy to invest in revenue-generating assets and has been recorded in the financial statements accordingly.

The company has continued this approach with two additional acquisitions of artists’ work for a combined cost of $45,000 USD.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

●	Royalty Stakes $284,500

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

2.6. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7. Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

There are no Deferred tax assets and liabilities to be recognized for the current period.

3. ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed- upon terms. The company generally does not require any security or collateral to support its receivables.

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

Breakdown of Income Streams

●	License Subscription Fee: This represents the core revenue generated from our standard licensing agreements with clients. It includes the regular fees charged for the use of our copyrighted musical compositions.

●	Late Fee Income: This category captures additional revenues earned from late payment fees imposed on clients. The separate reporting of late fee income allows for a clearer assessment of revenue that is contingent on client payment behaviours.

●	Usage Non-Reporting Fee: This category includes fees levied on clients who do not comply with the usage reporting requirements stipulated in their licensing agreements. It is an important revenue component that aligns with our policy enforcement and contractual compliance.

●	Royalties: Revenue from shares in the licensed ownership of products, technology, or creative works.

The introduction of these distinct categories is intended to provide a more nuanced and transparent view of our revenue streams, aligning with our commitment to clarity and detailed financial reporting. This change will be reflected in our financial statements from this period onwards, ensuring that stakeholders have a comprehensive understanding of the different components of our income.

In accordance with our accounting policies and the applicable financial reporting standards, the Allowance for Doubtful Accounts represents a current period estimation, reflecting our assessment of the credit risk associated with our outstanding accounts receivable. This estimate is based on a thorough evaluation of existing conditions, including an analysis of historical collection rates, and current economic trends.

●	0-60 Days Past Due: Apply 5% for allowance

●	61-120 Days Past Due: Apply 15% for allowance

●	121-180 Days Past Due: Apply 35% for allowance

●	181-360 Days Past Due: Apply 75% for allowance

●	Over 361 Days Past Due: Apply 100% for allowance

We have deducted the Allowance for Doubtful Accounts from the total Accounts Receivable balance to arrive at the Net Accounts Receivables. This deduction is made to accurately represent the Net Realizable Value (NRV) of these assets on our balance sheet. The NRV is the estimated amount that we expect to collect from our receivables, considering the likelihood of some amounts being uncollectible.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

It is important to note that this allowance is an estimation and may be adjusted in future periods as new information becomes available or as the actual collection experience deviates from our current expectations.

During the second quarter of 2024, the Company undertook a review of its accounts receivable and identified a significant customer account with a balance of approximately $1.092 billion. This customer, located in a foreign country, has shown prolonged non-payment, and the Company has determined that the likelihood of collection is unrealistic due to the customer’s financial instability and geopolitical factors affecting the region.

As a result, the Board of Directors has authorized the removal of this account from the accounts receivable balance. The removal has been reflected in the current financial statements as a charge to bad debt expense, consistent with the Company’s accounting policies regarding the allowance for doubtful accounts. The decision to write off this account aligns with the Company’s commitment to maintaining accurate and realistic financial reporting.

This adjustment has been made to better reflect the Company’s current financial position and to provide investors with a clearer view of the Company’s receivables portfolio.

As part of our efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfil their payment obligations. This action is intended to improve the collectability of these receivables and reduce the amount of bad debt. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.

4. SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855, The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

5. STOCKHOLDER’S EQUITY

5.1	The company is authorized to issue 14,500,000,000 common stock shares with 14,499,999,999 outstanding on March 31, 2024 at 0.000000000001 par value and 1 Preferred J stock.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

5.2	The current total of outstanding common stock as of June 30, 2024 is 20,005,989, with a breakdown of 20,005,922 non-Restricted and 67 Restricted.

5.3	Reverse Stock Split

On June 12, 2024 the Board of Directors of Music Licensing Inc. approved a 500,000-for-1 reverse stock split of its outstanding common shares. This reverse stock split was effective on June 13, 2024. As a result of the reverse stock split, each 500,000 shares of issued and outstanding common stock were automatically combined into one share of common stock. No fractional shares were issued in connection with the reverse stock split. Instead, shareholders who would have otherwise held a fractional share of common stock received a cash payment for the value of the fractional share.

The reverse stock split did not affect the total authorized number of shares of common stock or the par value per share. The reverse stock split was implemented to improve the marketability and liquidity of the Company’s common stock. All share and per share amount in the financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

5.4	Preferred J Class Shares

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to create a new class of shares known as “Preferred J Class” shares. These shares were established to enhance strategic decision-making and safeguard the long-term interests of the company. The key characteristics of the Preferred J Class shares are as follows:

5.4.1	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

5.4.2	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

5.4.3	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

5.4.4	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

The company issued one Preferred J Class share during the reporting period. No payment was made for this share, and it was issued solely for the purpose of establishing control as outlined above. The Preferred J Class share has no financial rights, such as rights to dividends or liquidation preferences, and is limited only to voting rights. As such, there has been no impact on the company’s financial position due to the issuance of this share, other than the changes in voting control.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

5.5	Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

5.6	Details of 3(a)(10) Agreement for Executive Compensation and Severance Package

During the prior period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

5.7	Payments on Convertible Note Funded through a 3(a)(10) Agreement

“During the current reporting period, the Company commenced payments toward a convertible note that was issued under the provisions of a 3(a)(10) exemption agreement. The convertible note was originally issued as part of a strategic initiative to finance the company’s ongoing operations and expansion.”

The continued management of this liability is crucial for maintaining the Company’s financial stability and supporting strategic growth initiatives. Detailed information regarding the terms of the convertible note and its potential impact on our financial position and performance will be further represented in the sections concerning “Debt Obligations”, “Equity”, and “Cash Flows” of our financial statements

6.	ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

As of June 30, 2024, Music Licensing Inc. has reported an accounts payable balance of $499,614. which includes charges for legal and professional services. However, it’s important to note that a portion of these charges is currently under dispute.

The management of Music Licensing Inc. is actively engaged in discussions with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

Any significant developments or resolutions post the reporting period will be disclosed in subsequent financial statements as per the applicable accounting standards.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

7.	BUSINESS LICENSE AGREEMENTS

7.1	The Company has signed Business License Agreements with 636 Customers as of June 30, 2024 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. The amount invoiced within the quarter ended June 30, 2024, is $71,542,511

7.2	Legal Proceedings: During the previous quarter, the Company initiated legal actions against various customers for non-compliance with contractual obligations. As of the current reporting period, significant advancements have been made in these legal cases. We have formally commenced litigation as previously disclosed, and are anticipating judgments on the initial group of cases in the near term. The outcomes of these proceedings are expected to impact the Company’s financial position and results of operations, potentially resulting in the recovery of significant receivables previously written off as bad debts or allowance for doubtful accounts. The Company continues to vigorously pursue all legal avenues to enforce compliance and recover amounts owed.

8.	COMMITMENTS AND CONTINGENCIES

8.1	Board Compensation

During the quarter ended March 31, 2024, the company paid a bonus of $28,456 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item “Director’s Fees” under administrative expenses in our consolidated Income Statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

8.2	3(a)(10) Agreement Obligation

At the beginning of the quarter ended March 31, 2024, the balance of the 3(a)(10) agreement obligation was $12,313,611. During the quarter, the obligation increased by $2,607,593, resulting in an ending balance of $14,921,204. This increase comprised total additional expenditures of $3,294,539, offset by payments of $686,949 towards the obligation.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

Quarter Ended June 30, 2024

Furthermore, a significant consideration not included in the statement balance are the remainder of the 2024 executive salary, valued at $6,000,000, bringing the total 3(a)(10) obligation at the end of the quarter amounts to $23,921,204.

8.3	Severance Package Obligation

The Company has entered into an employment agreement with its CEO, Jake P. Noch, which includes a severance package clause. According to the terms of this agreement, the Company is obligated to pay a cash severance package of $18,000,000 in the event of the CEO’s departure, regardless of the reason for departure. This obligation is recognized as a contingent liability and will be recognized as an expense in the period in which it becomes probable that the CEO will depart and the amount becomes reasonably estimable.

As of June 30, 2024, the Company has not recorded a liability related to this severance package obligation, as the triggering event for the payment has not occurred and the departure of the CEO is not deemed probable. Management will continue to evaluate this obligation at each reporting period and recognize the liability and related expense when the conditions for recognition under GAAP are met.

This disclosure is made in accordance with ASC 450, Contingencies, which requires that contingent liabilities be disclosed when there is at least a reasonable possibility that a loss may be incurred.

9. ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2023 (UNAUDITED)

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
ASSETS
Current Assets
Cash at Bank	424	373	415	1,395	10,375
Accounts Receivable	851,913,042	950,033,004	1,052,175,309	1,158,100,319	71,542,512
Allowance for Doubtful Account	(806,479,012)	(897,959,738)	(993,632,492)	(1,120,237,941)	(56,380,568)
Total Current Assets	45,434,455	52,073,639	58,543,232	37,863,773	15,172,319
Non-Current Assets
Copy Rights and Domain Names	45,135	45,135	205,135	284,635	329,635
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,595,736	3,755,737	3,835,236	3,880,236
TOTAL ASSETS	49,030,191	55,669,376	62,298,968	41,699,009	19,052,555

LIABILITIES AND EQUITY
Current Liabilities					-
Accounts Payables	360,332	390,332	405,769	405,769	499,614
Sales Tax Payable	4,535	4,535	4,535	4,535	4,535
Total Current Liabilities	364,867	394,867	410,304	410,304	504,149
Non-Current Liabilities
Convertible Notes Payable	-	12,051,015	12,308,525	14,921,204	17,315,296
Total Non-Current Liabilities	-	12,051,015	12,308,525	14,921,204	17,315,296
TOTAL LIABILITIES	364,867	12,445,882	12,718,829	15,331,508	17,819,444
Equity
Common Shares	3,566,945	3,566,945	802,635	-	-
Preferred Shares	-	-	-	-	-
Additional Paid-In Capital	14,331,295	14,331,295	17,095,119	18,708,467	18,708,467
Retained Earnings (Deficit)	30,767,083	25,325,253	31,682,385	7,659,033	(17,475,356)
TOTAL EQUITY	48,665,324	43,223,494	49,580,139	26,367,501	1,233,111
TOTAL LIABILITIES AND EQUITY	49,030,191	55,669,376	62,298,968	41,699,009	19,052,555

10. ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2023 (UNAUDITED)

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Revenues
Sales	93,279,443	98,120,936	102,153,018	105,969,348	7,318,842
Total Revenues	93,279,443	98,120,936	102,153,018	105,969,348	7,318,842
Operating and Administrative Expenses
Accounting and Legal Fees	35,178	64,361	92,548	150,737	215,096
Wages and Salaries	-	12,000,000	-	3,000,000	3,000,000
Professional Fees	7,028	-	5,937	6,127	12,800
Advertising and Promotion	-	-	4,281	9,734	4,421
Dues and Subscriptions	-	-	688	9,144	19,306
Office and Utilities Expenses	8,896	17,680	4,676	1,025	1,385
Board of Directors Fees	-	-	15,000	28,456	10,000
Bad Debt Expense	87,490,998	91,480,726	95,672,755	126,719,136	29,124,222
Taxes and Licenses	-	-	-	15,657	794
Total Operating and Admin. Expenses	87,542,100	103,562,767	95,795,885	129,940,015	32,388,024

Non-Operating Income	2	-	1	6,346	-
Non-Operating Expenses	-	-	-	59,030	65,208
Total Non-Operating Income	2	-	1	(52,684)	(65,208)
NET INCOME (LOSS)	5,737,346	(5,441,830)	6,357,132	(24,023,352)	(25,134,389)

MUSIC LICENSING, INC.
INTERIM FINANCIAL STATEMENTS

(Unaudited)

For the Quarter ended

June 30, 2024

Music Licensing, Inc.

Interim Financial Statements (Unaudited)

For the Quarter ended - June 30, 2024

INDEPENDENT ACCOUNTANT REVIEW REPORT

August 19, 2024

The Board of Directors

Music Licensing, Inc.

3811 Airport-Pulling Rd.

Naples, FL 34105

We have reviewed the accompanying balance sheet of Music Licensing, Inc. (the company) as of June 30, 2024, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management’s financial data and making inquiries of the company’s management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

ACCOUNTANT’S CONCLUSION

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224

CF Audits LLC

159 Main St. STE 100

Nashua NH 03060

603-607-7600

cpa@cfaudits.com

Music Licensing, Inc.

Balance Sheet Statement (Unaudited)

As of June 30, 2024

	March 31, 2024	June, 30, 2024	December 31, 2023
ASSETS
Current Assets
Bank Balance	1,395	10,375	415
Accounts Receivables	1,158,100,319	71,542,512	1,052,175,309
Allowance for Doubtful Account	(1,120,237,941)	(56,380,568)	(993,632,492)
Total Current Assets	37,863,773	15,172,319	58,543,232
Intangible Assets
Royalties, Copy Rights and Domain Names	284,635	329,635	205,135
Goodwill	3,550,601	3,550,601	3,550,601
Total Intangible Assets	3,835,236	3,880,236	3,755,737
TOTAL ASSETS	41,699,009	19,052,555	62,298,968
LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts payable	405,769	499,614	405,769
Sales tax payable	4,535	4,535	4,535
Total Current Liabilities	410,304	504,149	410,304
Non-Current Liabilities
Convertible Notes Payable	14,921,204	17,315,296	12,308,525
Total Non-Current Liabilities	14,921,204	17,315,296	12,308,525
Total Liabilities	15,331,508	17,819,444	12,718,829
Equity
Common Shares	-	-	802,635
Preferred Shares	-	-	-
Additional Paid-In Capital	18,708,467	18,708,467	17,095,119
Retained Earnings (Deficit)	7,659,033	(17,475,356)	31,682,385
Total Equity	26,367,501	1,233,111	49,580,139
TOTAL LIABILITIES AND EQUITY	41,699,009	19,052,555	62,298,968

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Income Statement (Unaudited)

As of June 30, 2024

	Three Months Ended
	June 30,	March 31,	June 30,	Six Months Ended June 30
	2024	2024	2023	2024	2023
Revenues
Services	7,318,842	105,969,348	93,279,443	7,318,842	852,000,635
Total Revenues	7,318,842	105,969,348	93,279,443	7,318,842	852,000,635
Less Operating Expenses
Wages and Salaries	215,096	150,737	35,178	3,000,000	385,870
Board of Directors Fees	3,000,000	3,000,000	-	10,000	-
Legal and Accounting Services	12,800	6,127	7,028	215,096	7,028
Professional Fees	4,421	9,734	-	12,800	-
Advertising and Promotion	19,306	9,144	-	4,421	-
Dues and Subscriptions	1,385	1,025	8,896	19,306	10,643
Taxes and Licenses	10,000	28,456	-	794	-
General and Administrative	29,124,222	126,719,136	87,490,998	1,385	806,479,012
Bad Debt Expense	794	15,657	-	29,124,222	-
Total Operating Expenses	32,388,024	129,940,015	87,542,100	(32,388,024)	806,882,553
Operating Income (Loss)	(25,069,182)	(23,970,667)	5,737,343	(25,069,181)	45,118,082

Non-Operating Income	-	6,346	2		2
Non-Operating Expenses	65,208	59,030	-	(65,208)	-
Total Non-Operating Income (Expense)	(65,208)	52,684	2		2

Net Income (Loss)	25,134,389	24,023,352	5,737,346	(25,134,389)	45,118,086

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Changes in Equity (Unaudited)

As of June 30, 2024

	Common Stock		Preferred Stock		Additional Paid In	Retained Earnings
	Shares	Amount	Shares	Amount	Capital	(Deficit)	Total
Balance – January 1, 2024	802,635,215	802,635	1	-	17,095,119	31,682,385	49,580,139
Common Shares Issuance – as of March 31, 2024	13,697,364,784	-	-	-	810,713	-	50,390,852
Correction of Par Value of Common Stock	-	(802,635)	-	-	802,635	-	50,390,852
Net Income (Loss) as of – March 31, 2024	-	-	-	-	-	(24,023,352)	26,367,501
Balance - March 31, 2024	14,499,999,999	-	1	-	18,708,467	7,659,033	26,367,501
Reverse of Issued Stock	(11,998,249,800)	-	-	-	-	-	26,367,501
Common Shares Issuance – as of June 12, 2024	495,249,801	-	-	-	-	-	26,367,501
Reverse Split of Authorized Shares 500,000:1	(2,996,994,006)	-	-	-	-	-	26,367,501
Common Shares Issuance – Between June 12 and June 30, 2024	19,999,995
Net Income (Loss) as of – June 30, 2024	-	-	-	-	-	(25,134,389)	1,233,112
Balance - June 30, 2024	20,005,989	-	1	-	18,708,467	(17,475,356)	1,233,112

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Statement of Cash Flow (Unaudited)

As of June 30, 2024

	For the six months ended as of
	June 2024	June 2023
OPERATING ACTIVITIES
Net Income (Loss)	(25,134,389)	45,450,875
Adjustments to Reconcile Net Income to Net Cash provided by operations:
Change in Payables	2,487,936	(50,361)
Change in Receivables	1,086,557,807	(851,948,697)
Write-off Accounts Receivables	(1,092,932,750.61)	-
Bad Debt Expense	29,124,222	806,479,012
Net cash used by operating activities	102,825	(69,171)

INVESTING ACTIVITIES
Investment in Royalties	(93,845)	-
Net cash provided by Investing activities	(93,845)	-

FINANCING ACTIVITIES
Additional Paid-In Capital - Issuance of Common Stock	-	70,565
Net cash provided by financing activities	-	70,565

NET CASH INCREASE (DECREASE) FOR PERIOD	8,980	1,394
Cash at the beginning of the period	1,395	996
CASH AT END OF PERIOD	10,375	2,390

The accompanying notes are an integral part of these financial statements

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

1. DESCRIPTION OF THE BUSINESS

Music Licensing, Inc. (“Music Licensing” or “the Company”) is a music performing rights organization that represents songwriters, composers, and music publishers and issues public performance licenses to businesses for a flat monthly fee. Included in the standardized public performance license is a usage fee that is distributed as royalties to the songwriters, composers & music publishers that the Company represents. This model differs from competitors as the Company does not charge their artists an administration fee or utilize a royalty pool model.

The Company’s customers include television and radio stations, internet/streaming services and mobile technologies, Satellite audio services like XM and Sirius, nightclubs, restaurants, bars and other venues. Pro Music which is recognized in U.S. copyright law as a licensor of music was founded in 2018 and is based in Naples, FL. The Company was incorporated in the state of Delaware on November 4, 2020. The Company was created by virtue of the LLC conversion to a Corporation under the “Plan of Conversion” from Pro Music Rights, LLC to Pro Music Rights, Inc. which referred herein as “LLC Conversion”. The LLC Conversion has the following effects on the Company:

1.	All the claims, demands, property, rights, privileges, powers, franchises and every other interest of the Converting LLC shall be as effectively the property of the Company as they were of the Converting LLC prior to effectivity of the conversion.

2.	All debts, liabilities and duties of the Converting LLC shall be attached to the Company and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

3.	All the outstanding membership interests in the Converting LLC shall be canceled and extinguished and be converted into and represent ownership interest in the Company on a one for one basis, such that one hundred percent (100%) of the membership interests of the Converting LLC shall be converted into one hundred percent (100%) ownership of the Company.

History of the Company

The Company was originally incorporated as Hyperbaric Oxygenation Corporation in the State of Nevada on November 17, 1997. The Company subsequently changed its name to Building Turbines, Inc. on January 1, 2011 in connection with the Company’s December 1, 2010 acquisition of Building Turbines, Inc which was in the development of wind turbines for office buildings. Prior to the acquisition of Building Turbines, Inc, the Company had been engaged in the business of Hyperbaric care centers in Canada.

On February 26, 2016, an exchange agreement was entered into by and among certain shareholders and debt holders of the Company, representing the majority of the outstanding shares of the Company and FutureWorld, Corp., a Delaware Corporation which was the owner of the partially owned subsidiary, NUVUS GRO.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

Company was a provider of advanced controlled environment agriculture with sophisticated automation and analytical tools. On March 13, 2018 the Company changed its name to Nuvus Gro Corp. On November 21, 2022, the Company changed its name to Music Licensing Inc.

On July 19, 2022, Jake P. Noch Family Office LLC acquired control of the Company by purchasing 37,900,000 Shares of Common Stock of the Company from C&S Advisors Inc., which had previously acquired 44,941,214 Shares of common stock from Talari Industries LLC and Harvest Fund LLC. Jake

P. Noch paid $430,000 to Eric Horton for these 37,900,000 Shares of Common Stock. Eric Horton is currently a Shareholder of the Company.

In the transaction whereby Eric Horton acquired 44,941,214 Shares of Common Stock from Talari Industries LLC and Harvest Fund LLC the persons involved were Sam Talari, former CEO of the Company, and Eric Horton. Eric Horton is a Shareholder of the Company. Sam Talari is not affiliated with the Company in any way. Assignment of value to this transaction cannot be determined at this time. The value of this transaction cannot be determined at this time because this transaction was executed under the direction of prior management and such information is not available to the Company’s current management.

Pro Music was formed as “Pro Music Rights, LLC,” a Florida limited liability company effective as of January 31, 2018, and converted into a Delaware corporation on November 4, 2020 resulting in, among things, a change of the legal name from “Pro Music Rights, LLC” to “Pro Music Rights Inc

On September 22, 2022, the Company, filed a Certificate of Amendment to Articles of Incorporation of the Company (the “Certificate of Amendment”) with the Secretary of State of the State of Nevada, pursuant to which the authorized shares of common stock was increased to 20,000,000,000. On November 21, 2022 the Company filed a Certificate of Amendment to the Articles of Incorporation to change the name of the Company from Nuvus Gro Corp. to Music Licensing Inc.

On November 30, 2024 the company has changed its par value of common shares from $0.001 per share into $0.000000000001 per share.

As of March 31, 2024, the Company has adjusted the total authorized shares to 14,500,000,000, including 37,904,484 Restricted and 14,462,095,515 Non-Restricted.

Resolution to Change Business Purpose “On January 11, 2024, Music Licensing, Inc. (OTC: SONG) passed a board Resolution

Resolution Summary: The Board of Directors of Music Licensing, Inc., has passed a unanimous resolution authorizing the officers of the Company to change Company Purpose. The key points of the resolution are as follows:

●	The officers of the Company are authorized to change the Company’s Purpose from that of the owner and operator of a US public performance rights organization to that of a diversified holding company.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

●	The officers of the Company have the authority to take all actions necessary to effectuate this change in purpose.

●	The officers of the Company have the authority to engage legal and financial professionals to ensure compliance with applicable laws and regulations.

●	The officers of the Company have the authority to make any necessary amendments to the Company’s articles of incorporation and bylaws to reflect change in purpose.

This resolution was adopted unanimously by the Board of Directors on January 11, 2024.

Thus far, actions in accordance with this resolution include the purchase of publishing royalties from AT&C Investments LLC, and royalty interest in Listerine Antiseptic.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1.	Basis of Presentation

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are presented in U.S. dollars.

2.2.	Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.3.	Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company’s cash consists primarily of cash deposited in U.S. dollar-denominated investment accounts.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

2.4.	Fair Value of Financial Instruments

Pursuant to the accounting guidance for fair value measurements and its subsequent updates, fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The accounting guidance establishes a three-tier fair value hierarchy that requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets or liabilities;

Level 2 — Inputs other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 — Unobservable inputs based on the Company’s own assumption.

2.5.	Intangible Assets

Intangible assets are comprised of copyrights and domain names. The Company is the owner for the exclusive rights to use these copyrights and domain names. As such, these assets do have an indefinite life. The Company reviews the currently held copy rights and domain names on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of March 31, 2023.

On February 21, 2024, the Company completed the purchase of a portion of the royalty interest in Listerine “Mouthwash” Antiseptic for a total consideration of $79,500. This transaction forms part of our strategy to invest in revenue-generating assets and has been recorded in the financial statements accordingly.

The company has continued this approach with two additional acquisitions of artists’ work for a combined cost of $45,000 USD.

The company’s intangible assets at the period end are categorized as follows:

●	Copyrights: $19,010

●	Domain Names $26,125

●	Royalty Stakes $284,500

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

2.6.	Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product Is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company’s primary source of revenue is the monthly licensing subscription fee.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements:

●	Identify the contract with a customer.

●	Identify the performance obligations in the contract.

●	Determine the transaction price.

●	Allocate the transaction price to performance obligations in the contract, and

●	Recognize revenue as the performance obligation is satisfied.

2.7.	Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which amends the existing guidance relating to the accounting for income taxes. ASU 2019-12 is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and to improve the consistent application of GAAP for other areas of accounting for income taxes by clarifying and amending existing guidance.

There are no Deferred tax assets and liabilities to be recognized for the current period.

3. ACCOUNTS RECEIVABLES AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Accounts receivables are stated at Net Realizable Value (NRV). On a periodic basis, management evaluates its accounts receivable and determines whether to provide an allowance or if any accounts should be written off based on a past history of write offs, collections, and current credit conditions. A receivable is considered past due if the company has not received payments based on agreed-upon terms. The company generally does not require any security or collateral to support its receivables.

The company has identified a prior period item (error) relating to the past periods ending December 31, 2022. There was an omission in booking and sending the sales invoices to the customers. Due to this, the prior year sales were not recorded. These omitted invoices are a part of a signed legal licensing agreement between the company and its customers. As such management has decided to record these invoices as Sales starting 2023.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

Breakdown of Income Streams

●	License Subscription Fee: This represents the core revenue generated from our standard licensing agreements with clients. It includes the regular fees charged for the use of our copyrighted musical compositions.

●	Late Fee Income: This category captures additional revenues earned from late payment fees imposed on clients. The separate reporting of late fee income allows for a clearer assessment of revenue that is contingent on client payment behaviours.

●	Usage Non-Reporting Fee: This category includes fees levied on clients who do not comply with the usage reporting requirements stipulated in their licensing agreements. It is an important revenue component that aligns with our policy enforcement and contractual compliance.

●	Royalties: Revenue from shares in the licensed ownership of products, technology, or creative works.

The introduction of these distinct categories is intended to provide a more nuanced and transparent view of our revenue streams, aligning with our commitment to clarity and detailed financial reporting. This change will be reflected in our financial statements from this period onwards, ensuring that stakeholders have a comprehensive understanding of the different components of our income.

In accordance with our accounting policies and the applicable financial reporting standards, the Allowance for Doubtful Accounts represents a current period estimation, reflecting our assessment of the credit risk associated with our outstanding accounts receivable. This estimate is based on a thorough evaluation of existing conditions, including an analysis of historical collection rates, and current economic trends.

●	0-60 Days Past Due: Apply 5% for allowance

●	61-120 Days Past Due: Apply 15% for allowance

●	121-180 Days Past Due: Apply 35% for allowance

●	181-360 Days Past Due: Apply 75% for allowance

●	Over 361 Days Past Due: Apply 100% for allowance

We have deducted the Allowance for Doubtful Accounts from the total Accounts Receivable balance to arrive at the Net Accounts Receivables. This deduction is made to accurately represent the Net Realizable Value (NRV) of these assets on our balance sheet. The NRV is the estimated amount that we expect to collect from our receivables, considering the likelihood of some amounts being uncollectible.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

It is important to note that this allowance is an estimation and may be adjusted in future periods as new information becomes available or as the actual collection experience deviates from our current expectations.

During the second quarter of 2024, the Company undertook a review of its accounts receivable and identified a significant customer account with a balance of approximately $1.092 billion. This customer, located in a foreign country, has shown prolonged non-payment, and the Company has determined that the likelihood of collection is unrealistic due to the customer’s financial instability and geopolitical factors affecting the region.

As a result, the Board of Directors has authorized the removal of this account from the accounts receivable balance. The removal has been reflected in the current financial statements as a charge to bad debt expense, consistent with the Company’s accounting policies regarding the allowance for doubtful accounts. The decision to write off this account aligns with the Company’s commitment to maintaining accurate and realistic financial reporting.

This adjustment has been made to better reflect the Company’s current financial position and to provide investors with a clearer view of the Company’s receivables portfolio.

As part of our efforts to manage outstanding accounts receivable, Music Licensing Inc. has engaged Gebeloff Law to initiate legal proceedings against certain customers who have failed to fulfil their payment obligations. This action is intended to improve the collectability of these receivables and reduce the amount of bad debt. The outcome of these legal proceedings is currently uncertain, and they may result in additional legal expenses. The company will closely monitor these proceedings and update the financial impact as more information becomes available.

4. SUBSEQUENT EVENTS

As per GAAP Accounting Standards Codification (ASC) 855, The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are issued for potential recognition or disclosure in the financial statements. The objective of the subsequent events section is to provide information to users of the financial statements about any significant events that have occurred subsequent to the balance sheet date that could affect the understanding of the financial statements.

5. STOCKHOLDER’S EQUITY

5.1	The company is authorized to issue 14,500,000,000 common stock shares with 14,499,999,999 outstanding on March 31, 2024 at 0.000000000001 par value and 1 Preferred J stock.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

5.2	The current total of outstanding common stock as of June 30, 2024 is 20,005,989, with a breakdown of 20,005,922 non-Restricted and 67 Restricted.

5.3	Reverse Stock Split

On June 12, 2024 the Board of Directors of Music Licensing Inc. approved a 500,000-for-1 reverse stock split of its outstanding common shares. This reverse stock split was effective on June 13, 2024. As a result of the reverse stock split, each 500,000 shares of issued and outstanding common stock were automatically combined into one share of common stock. No fractional shares were issued in connection with the reverse stock split. Instead, shareholders who would have otherwise held a fractional share of common stock received a cash payment for the value of the fractional share.

The reverse stock split did not affect the total authorized number of shares of common stock or the par value per share. The reverse stock split was implemented to improve the marketability and liquidity of the Company’s common stock. All share and per share amount in the financial statements and accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented.

5.4	Preferred J Class Shares

On November 20, 2023, the Board of Directors of Music Licensing Inc. adopted a resolution to create a new class of shares known as “Preferred J Class” shares. These shares were established to enhance strategic decision-making and safeguard the long-term interests of the company. The key characteristics of the Preferred J Class shares are as follows:

5.4.1	Voting Rights: Each Preferred J Class share is entitled to vote on all matters that common stock is entitled to vote on.

5.4.2	Control: The Preferred J Class shares are intended to be exclusively held by Jake P. Noch or his affiliated entities.

5.4.3	Voting Power: The Preferred J Class shares represent 80% of the total voting power across all classes of shares of the company.

5.4.4	Other Rights and Preferences: The rights, preferences, privileges, and restrictions granted to or imposed on the Preferred J Class shares are as set forth in the Articles of Amendment to the Articles of Incorporation of the Company, which have been filed with the state of Nevada.

The company issued one Preferred J Class share during the reporting period. No payment was made for this share, and it was issued solely for the purpose of establishing control as outlined above. The Preferred J Class share has no financial rights, such as rights to dividends or liquidation preferences, and is limited only to voting rights. As such, there has been no impact on the company’s financial position due to the issuance of this share, other than the changes in voting control.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

5.5	Employment Agreement with Jake P. Noch

On June 25, 2023, Music Licensing Inc. entered into an Employment Agreement with Jake P. Noch, appointing him as Chief Executive Officer, Chairman of the Board of Directors, President, Secretary, and Interim Chief Financial Officer. The Agreement outlines various terms of employment, including duties, compensation, and termination provisions.

Compensation to Mr. Noch is structured in the form of a convertible note, allowing him to receive shares worth twelve million dollars ($12,000,000.00) upon conversion. The note remains valid until Mr. Noch realizes the full amount, and additional shares may be added to the convertible note as necessary. The timing of payments under this agreement is at the discretion of Mr. Noch and can be received in various increments (monthly, quarterly, or annually). Upon conversion of the note, the beneficiary of the shares may be either Mr. Noch or the Jake P. Noch Family Office LLC.

This employment agreement is perpetual unless terminated according to its terms or voluntarily by either party. It also includes provisions for bonuses, vacation, business expenses, and a car allowance for Mr. Noch. In the event of termination, severance pay and share payments are specified in the Agreement.

The agreement is integral to our executive management structure and is critical in maintaining the leadership necessary for our strategic and operational directives. This Agreement has been approved by the Board of Directors and is in full compliance with our corporate governance policies.

5.6	Details of 3(a)(10) Agreement for Executive Compensation and Severance Package

During the prior period, Music Licensing Inc. entered into a 3(a)(10) agreement, as per the Securities Act of 1933, to facilitate the compensation of our executive, Jake P. Noch. This agreement is notable for its role in addressing both the executive salary and additional financial commitments as follows:

Executive Salary: The agreement provisions for an annual salary of $12 million for Jake P. Noch. This salary arrangement is primarily financed through the issuance of shares under the 3(a)(10) exemption, thereby minimizing cash outflows for the company.

Additional Executive Expenses: In addition to the salary, the agreement encompasses any additional expenses incurred by Jake P. Noch in the performance of his executive duties. These expenses are covered in a similar manner to the salary, primarily through the issuance of shares, allowing the company to manage cash resources effectively.

Severance Package: A key component of this agreement is an $18 million severance package for Jake P. Noch. This severance is structured to be payable under specific conditions outlined in the executive agreement, ensuring the company’s preparedness for potential future financial obligations.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

The implementation of this agreement aligns with the company’s strategic financial management objectives. It provides a structure that allows for effective cash flow management while ensuring competitive executive compensation. This approach is reflective of our commitment to fiscal responsibility and strategic resource allocation.

The above-mentioned agreement and its terms are in compliance with the relevant securities regulations and have been duly approved by the appropriate legal channels. The financial implications of this agreement have been considered in our financial planning and reporting.

5.7	Payments on Convertible Note Funded through a 3(a)(10) Agreement

“During the current reporting period, the Company commenced payments toward a convertible note that was issued under the provisions of a 3(a)(10) exemption agreement. The convertible note was originally issued as part of a strategic initiative to finance the company’s ongoing operations and expansion.”

The continued management of this liability is crucial for maintaining the Company’s financial stability and supporting strategic growth initiatives. Detailed information regarding the terms of the convertible note and its potential impact on our financial position and performance will be further represented in the sections concerning “Debt Obligations”, “Equity”, and “Cash Flows” of our financial statements

6. ACCOUNTS PAYABLES

Trade and other payables primarily represent amounts owed by the company to suppliers and vendors for goods and services received. These payables arise in the ordinary course of business operations and are generally settled within the company’s normal credit terms.

The company regularly reviews the carrying amount of trade and other payables to ensure they are stated at their estimated settlement amounts. If there are significant changes in the expected timing of settlement or in the estimated amounts, adjustments are made to the carrying amount and recognized in the statement of profit or loss.

As of June 30, 2024, Music Licensing Inc. has reported an accounts payable balance of $499,614. which includes charges for legal and professional services. However, it’s important to note that a portion of these charges is currently under dispute.

The management of Music Licensing Inc. is actively engaged in discussions with Troutman Pepper Hamilton Sanders LLP to resolve these discrepancies. The outcome of these discussions may lead to adjustments in the reported accounts payable balance. The company is committed to ensuring that all expenses are justified and accurately reflect the services rendered.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

Any significant developments or resolutions post the reporting period will be disclosed in subsequent financial statements as per the applicable accounting standards.

7. BUSINESS LICENSE AGREEMENTS

7.1	The Company has signed Business License Agreements with 636 Customers as of June 30, 2024 to license, on a non-exclusive basis, non-dramatic public performances of their copyrighted musical compositions. After signing the agreements, and based on the agreement terms, the company issues invoices to its customers for Minimum and Base License Fees and Per Usage Fees based on number of business locations. The amount invoiced within the quarter ended June 30, 2024, is $71,542,511

7.2	Legal Proceedings: During the previous quarter, the Company initiated legal actions against various customers for non-compliance with contractual obligations. As of the current reporting period, significant advancements have been made in these legal cases. We have formally commenced litigation as previously disclosed, and are anticipating judgments on the initial group of cases in the near term. The outcomes of these proceedings are expected to impact the Company’s financial position and results of operations, potentially resulting in the recovery of significant receivables previously written off as bad debts or allowance for doubtful accounts. The Company continues to vigorously pursue all legal avenues to enforce compliance and recover amounts owed.

8. COMMITMENTS AND CONTINGENCIES

8.1	Board Compensation

During the quarter ended March 31, 2024, the company paid a bonus of $28,456 to a member of its board of directors. This bonus was awarded in recognition of exceptional service and contributions made during a critical phase of the company’s development. This amount has been included in the line item “Director’s Fees” under administrative expenses in our consolidated Income Statement for the period. The board member is not an employee of the company, and this payment is in line with the remuneration policy approved by the shareholders.

8.2	3(a)(10) Agreement Obligation

At the beginning of the quarter ended March 31, 2024, the balance of the 3(a)(10) agreement obligation was $12,313,611. During the quarter, the obligation increased by $2,607,593, resulting in an ending balance of $14,921,204. This increase comprised total additional expenditures of $3,294,539, offset by payments of $686,949 towards the obligation.

Music Licensing, Inc.

Notes to the Financial Statements (Unaudited)

As of June 30, 2024

Furthermore, a significant consideration not included in the statement balance are the remainder of the 2024 executive salary, valued at $6,000,000, bringing the total 3(a)(10) obligation at the end of the quarter amounts to $23,921,204.

8.3	Severance Package Obligation

The Company has entered into an employment agreement with its CEO, Jake P. Noch, which includes a severance package clause. According to the terms of this agreement, the Company is obligated to pay a cash severance package of $18,000,000 in the event of the CEO’s departure, regardless of the reason for departure. This obligation is recognized as a contingent liability and will be recognized as an expense in the period in which it becomes probable that the CEO will depart and the amount becomes reasonably estimable.

As of June 30, 2024, the Company has not recorded a liability related to this severance package obligation, as the triggering event for the payment has not occurred and the departure of the CEO is not deemed probable. Management will continue to evaluate this obligation at each reporting period and recognize the liability and related expense when the conditions for recognition under GAAP are met.

This disclosure is made in accordance with ASC 450, Contingencies, which requires that contingent liabilities be disclosed when there is at least a reasonable possibility that a loss may be incurred.

9. ANNEXURE 1: QUARTERLY BALANCE SHEET FOR 2023 (UNAUDITED)

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
ASSETS
Current Assets
Cash at Bank	424	373	415	1,395	10,375
Accounts Receivable	851,913,042	950,033,004	1,052,175,309	1,158,100,319	71,542,512
Allowance for Doubtful Account	(806,479,012)	(897,959,738)	(993,632,492)	(1,120,237,941)	(56,380,568)
Total Current Assets	45,434,455	52,073,639	58,543,232	37,863,773	15,172,319
Non-Current Assets
Copy Rights and Domain Names	45,135	45,135	205,135	284,635	329,635
Goodwill	3,550,601	3,550,601	3,550,601	3,550,601	3,550,601
Total Non-Current Assets	3,595,736	3,595,736	3,755,737	3,835,236	3,880,236
TOTAL ASSETS	49,030,191	55,669,376	62,298,968	41,699,009	19,052,555

LIABILITIES AND EQUITY
Current Liabilities					-
Accounts Payables	360,332	390,332	405,769	405,769	499,614
Sales Tax Payable	4,535	4,535	4,535	4,535	4,535
Total Current Liabilities	364,867	394,867	410,304	410,304	504,149
Non-Current Liabilities
Convertible Notes Payable	-	12,051,015	12,308,525	14,921,204	17,315,296
Total Non-Current Liabilities	-	12,051,015	12,308,525	14,921,204	17,315,296
TOTAL LIABILITIES	364,867	12,445,882	12,718,829	15,331,508	17,819,444
Equity
Common Shares	3,566,945	3,566,945	802,635	-	-
Preferred Shares	-	-	-	-	-
Additional Paid-In Capital	14,331,295	14,331,295	17,095,119	18,708,467	18,708,467
Retained Earnings (Deficit)	30,767,083	25,325,253	31,682,385	7,659,033	(17,475,356)
TOTAL EQUITY	48,665,324	43,223,494	49,580,139	26,367,501	1,233,111
TOTAL LIABILITIES AND EQUITY	49,030,191	55,669,376	62,298,968	41,699,009	19,052,555

10. ANNEXURE 2: QUARTERLY INCOME STATEMENTS FOR 2023 (UNAUDITED)

	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024
Revenues
Sales	93,279,443	98,120,936	102,153,018	105,969,348	7,318,842
Total Revenues	93,279,443	98,120,936	102,153,018	105,969,348	7,318,842

Operating and Administrative Expenses
Accounting and Legal Fees	35,178	64,361	92,548	150,737	215,096
Wages and Salaries	-	12,000,000	-	3,000,000	3,000,000
Professional Fees	7,028	-	5,937	6,127	12,800
Advertising and Promotion	-	-	4,281	9,734	4,421
Dues and Subscriptions	-	-	688	9,144	19,306
Office and Utilities Expenses	8,896	17,680	4,676	1,025	1,385
Board of Directors Fees	-	-	15,000	28,456	10,000
Bad Debt Expense	87,490,998	91,480,726	95,672,755	126,719,136	29,124,222
Taxes and Licenses	-	-	-	15,657	794
Total Operating and Admin. Expenses	87,542,100	103,562,767	95,795,885	129,940,015	32,388,024

Non-Operating Income	2	-	1	6,346	-
Non-Operating Expenses	-	-	-	59,030	65,208
Total Non-Operating Income	2	-	1	(52,684)	(65,208)

NET INCOME (LOSS)	5,737,346	(5,441,830)	6,357,132	(24,023,352)	(25,134,389)

Item 7. Exhibits

Exhibit 1:	Q1 2024
Exhibit 2:	Q2 2024
Exhibit 3:	Semi-Annual 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2024

MUSIC LICENSING INC.

By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.